Exhibit 99.1

Attention Business/Financial Editors: Scotiabank’s record earnings trend continues

First quarter highlights compared to the same period a year ago:
- Net income of $704 million, up 18.4% from $595 million
- Earnings per share (diluted) of $1.33, up 19.8% from $1.11
- Return on equity of 19.4%, an increase from 16.6%
- Tier 1 capital ratio of 10.9%, up from 10.0%

TORONTO, March 2, /CNW/ - Scotiabank’s record earnings trend continued in the first quarter of 2004 with net income of $704 million - an increase of $109 million, or 18.4%, over the same period last year. Earnings per share (diluted) were $1.33 - up 22 cents per share, or 19.8%, from the first quarter of 2003. Return on equity was very strong at 19.4%.

“Our first quarter results continue to reflect the diversity and strength of our businesses,” said Rick Waugh, President and CEO. “This led to the Bank exceeding the higher performance targets established for 2004.

“Our earnings contribute to our industry-leading capital ratios, which remain a source of strength and flexibility for Scotiabank.

“These results are a tribute to the entire Scotiabank team. Our employees continue to deliver customer service excellence. Based on our record first quarter, we remain confident that we will be able to achieve our performance targets for 2004.

“On behalf of the Scotiabank team, I would like to pay special tribute to Peter Godsoe, who will be stepping down as Chairman today. Through his leadership, the Bank has consistently delivered superior results to shareholders and has grown to be a leading Canadian-based international financial services company. We intend to build on this record of achievement.”

Performance versus our 2004 targets was as follows:

1.	TARGET: Earn a return on equity (ROE) of 16% to 19%. In Q1, Scotiabank earned an ROE of 19.4%.

2.	TARGET: Generate growth in earnings per common share of 10% to 15% per year. In Q1, our year-over-year growth in earnings per share was 19.8%.

3.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s performance in Q1 was 54.3% and continued to lead the industry.

4.	TARGET: Maintain strong capital ratios. At 10.9%, Scotiabank’s Tier 1 capital ratio remained very good by any standard.

Financial Highlights

	As at and for the three months ended

(Unaudited)	January 31 2004		October 31 2003	January 31 2003

Operating results ($ millions)
Net interest income (TEB(1))	1,548		1,584	1,611
Total revenue (TEB(1))	2,588		2,591	2,645
Provision for credit losses	170		120	325
Non-interest expenses	1,406		1,494	1,355
Provision for income taxes (TEB(1))	251		250	296
Net income	704		660	595
Net income available
to common shareholders	684		650	568

Operating performance
Basic earnings per share ($)	1.35		1.28	1.12
Diluted earnings per share ($)	1.33		1.26	1.11
Return on equity (%)	19.4		18.6	16.6
Productivity ratio (%) (TEB(1))	54.3		57.7	51.2
Net interest margin on total
average assets (%) (TEB(1))	2.18		2.22	2.17

Balance sheet information ($ millions)
Cash and securities	81,578		83,773	74,540
Loans and acceptances	175,680		178,478	188,043
Total assets	281,451		285,892	289,588
Deposits	191,800		192,672	192,658
Preferred shares	550		800	1,050
Common shareholders’ equity	14,209		13,814	13,655
Assets under administration	167,714		161,974	154,899
Assets under management	20,497		19,964	20,701

Capital measures
Tier 1 capital ratio (%)	10.9		10.8	10.0
Total capital ratio (%)	13.4		13.2	12.8
Tangible common equity to
risk-weighted assets(2) (%)	9.2		8.9	8.5
Risk-weighted assets ($ millions)	153,479		154,523	163,231

Credit quality
Net impaired loans after general
allowance(3) ($ millions)	12		47	559
General allowance for credit losses
($ millions)	1,475		1,475	1,475
Net impaired loans as a % of loans
and acceptances(3)	0.01		0.03	0.30
Specific provision for credit losses as
a % of average loans and acceptances	0.38		0.27	0.67

Common share information
Share price ($)
High	68.48		67.39	54.75
Low	62.15		58.37	44.55
Close	67.50		65.47	50.70
Shares outstanding (thousands)
Average (basic)	505,392		505,865	504,503
Average (diluted)	513,704		514,170	512,251
End of period	505,575	(4)	505,353	503,666
Dividends per share ($)	0.50		0.44	0.40
Dividend yield (%)	3.1		2.8	3.2
Dividend payout ratio (%)	37.0		34.2	35.6
Market capitalization ($ millions)	34,126		33,085	25,536
Book value per common share ($)	28.10		27.34	27.11
Market value to book value multiple	2.4		2.4	1.9
Price to earnings multiple
(trailing 4 quarters)	13.5		13.8	11.4

Other information
Employees	44,304		43,986	44,500
Branches and offices	1,875		1,850	1,848

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes 2 and 3 further below.

(2)	Represents common shareholders’ equity and non-controlling interest in the common equity of subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(3)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

(4)	Refer to Share Capital further below.

Management’s Discussion and Analysis

Review of Operating Performance

A major factor affecting both the results of operations and financial position was the strong year-over-year appreciation of the Canadian dollar against most currencies in which the Bank conducts business - including a 19% rise against the U.S. dollar. The Bank has taken action to mitigate the impact on net income of further volatility of U.S./Canadian exchange rates.

Total revenue

Total revenue (on a taxable equivalent basis) was $2,588 million in the first quarter, $57 million lower than the same period a year ago and $3 million below last quarter. Excluding the effect of foreign currency translation, total revenue grew by $182 million year over year and $40 million quarter over quarter. The year-over-year revenue increase arose from continued strength in Domestic Banking and in the Caribbean and Mexico. As well, there were higher gains on the sale of investment securities.

Net interest income

Net interest income (on a taxable equivalent basis) was $1,548 million this quarter, a reduction of 4% from the same quarter last year. However, excluding foreign currency translation, net interest income rose by $80 million or 5%. Compared to the preceding quarter, net interest income declined $36 million, or $7 million excluding foreign currency translation.

Canadian currency interest profit was $42 million higher than last year, mainly stemming from solid business growth. This primarily arose from higher residential mortgages, personal loans, current accounts and high-yield savings deposits. The positive impact of these items was partially offset by a compression in the net interest margin compared to last year.

Compared to last quarter, Canadian currency interest profit rose by $14 million. This quarter was positively affected by the adoption of a new accounting guideline for hedging relationships, which requires asset-liability management derivatives that do not qualify for hedge accounting to be marked-to-market (refer to details of new accounting policies in Note 1). This benefit was offset by a reduction in foreign currency interest profit resulting from the same accounting policy change.

Foreign currency interest profit of $598 million declined by 15% year over year. Excluding the effect of foreign currency translation, interest profit rose primarily due to growth in Scotiabank’s international operations, particularly in the Caribbean and Mexico, and wider U.S. dollar funding margins.

The Bank’s total interest margin was 2.18% in the first quarter, up modestly from the first quarter last year, but down four basis points from the fourth quarter.

Other income

Other income rose to $1,040 million this quarter, up $6 million year over year and $33 million above last quarter. Excluding the impact of foreign currency translation, the increases were more substantial, with other income rising $102 million year over year and up $47 million from the prior quarter.

The increase over the first quarter of last year was driven by stronger gains on the sale of investment securities, compared to the unusually low level last year. There was also a substantial improvement in retail brokerage revenues from higher customer volumes. These gains were partly offset by lower securitization revenues following the maturity of several issues and a decline in credit fees in corporate lending.

The increase over last quarter was mainly due to near-record trading revenues, particularly in foreign exchange and securities trading, and higher underwriting fees. Credit fees were lower, in line with reduced corporate lending volumes.

Non-interest expenses and productivity

Non-interest expenses were $1,406 million in the first quarter, up 4% over the same quarter last year. Excluding the effect of foreign currency translation, non-interest expenses rose by 12% year over year. The largest component of this increase was salaries and benefits, mainly because of higher stock-based compensation, following a 33% rise in the Bank’s stock price. There was also growth in performance-based compensation in line with stronger business results. Pension costs rose, primarily from the higher present value of pension obligations due to a decline in interest rates. Computer expenses rose year over year, reflecting the Bank’s outsourcing of cheque processing operations (now reported in computer expenses rather than in several other categories), and the relatively low level of computer expenses in the first quarter last year. As well, mortgage acquisition expenses rose due to higher volumes.

Quarter over quarter, expenses fell significantly by $88 million, mainly because of a decline in computer and litigation expenses from the high levels incurred last quarter.

The Bank’s productivity ratio - a measurement showing the efficiency with which revenues are generated - continued to lead the industry at 54.3%.

Taxes

The Bank’s first quarter effective tax rate was 19.4%. This quarter, there was a benefit of $24 million from the revaluation of net future income tax assets, as a result of the Ontario government’s reversal of previously enacted tax rate reductions. Excluding this, the effective tax rate was 22.0%, versus 25.4% last year. This decrease was due to higher tax-exempt dividend income, utilization of tax loss carryforwards in Scotiabank Inverlat, and a 1% decline in the overall Canadian statutory tax rate.

Non-controlling interest

The deduction for non-controlling interest in the income of subsidiaries was $57 million this quarter, $17 million less than the first quarter last year, and $10 million below last quarter. The year-over-year decrease was due mainly to the Bank’s purchase of an additional 36% of Scotiabank Inverlat on April 30, 2003. Partially offsetting this decrease were higher costs from the issuance of Scotiabank Trust Securities in February last year (although, these costs were largely mitigated by lower preferred share dividends).

Risk management

The Bank’s key risk management policies and practices are unchanged from those outlined on pages 54 to 63 of the 2003 Annual Report.

Credit risk

The total provision for credit losses was $170 million this quarter, a substantial improvement from $325 million in the same period a year ago, but up from $120 million in the preceding quarter.

Provisions for credit losses in the domestic retail and commercial portfolios remained relatively stable compared to the same quarter in 2003. However, credit losses in commercial lending rose from last quarter, due primarily to provisions taken against two accounts.

Credit losses this quarter in international operations were lower than the same period last year, due primarily to higher provision reversals and recoveries. Compared to the preceding quarter, credit losses also fell, because of lower new provisions.

In Scotia Capital, the provision for credit losses declined $153 million from the same quarter last year, but rose $49 million from the fourth quarter, which included higher provision reversals. Strong capital markets continue to create opportunities for the Bank to sell loans at favourable prices and for borrowers to refinance. While we expect some volatility in loan losses from quarter to quarter through 2004, conditions in the capital markets and a continuing economic recovery in North America should act to contain loan losses below 2003 levels.

Total net impaired loans, after deducting the allowance for credit losses (both specific and general), were $12 million, a significant improvement from $559 million in the first quarter of 2003, and a moderate decrease from $47 million last quarter.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the first quarter of 2004, the one-day VaR averaged $10.3 million. Most of the year-over-year increase of $0.7 million was associated with interest rate risk, though this was substantially offset by a decrease in foreign exchange risk.

Risk factor ($ millions)	Jan. 31 2004 Average	Oct. 31 2003 Average	Jan. 31 2003 Average

Interest rate	$ 8.8	$ 6.7	$ 5.3
Equities	5.4	6.1	5.4
Foreign exchange	1.4	1.4	4.8
Commodities	1.0	1.0	0.5
Diversification	(6.3)	(6.4)	(6.4)

All-Bank VaR	$ 10.3	$ 8.8	$ 9.6

Trading revenue was positive on more than 93% of the days in this quarter, compared to 83% for the previous quarter. No single loss day exceeded the one-day VaR.

Liquidity risk

The Bank manages liquidity to ensure it has the ability to generate or obtain funds to meet current and future financial obligations in a cost-effective manner. This involves maintaining sufficient liquid assets, other cash resources and diverse sources of funding.

Scotiabank obtains funding through a broad range of sources, including retail and commercial deposits, wholesale funding and capital. The Bank also raises term funding through asset securitizations of personal and credit card loans, mortgages and business loans.

The Bank maintains large holdings of liquid assets to support its operations. As at January 31, 2004, liquid assets were $73 billion (October 31, 2003 - $75 billion), representing 26% of total assets (October 31, 2003 - 26% of total assets).

In the course of its day-to-day activities, the Bank pledges assets to secure an obligation, participate in a clearing or settlement system, or to operate in a foreign jurisdiction. At January 31, 2004, total assets pledged or sold under repurchase agreements were $40 billion, compared to $44 billion at October 31, 2003. The majority of these assets relate to repurchase agreements, as well as pledges for securities borrowing and lending activities.

Balance sheet

As at January 31, 2004, total assets were $281 billion, down $8 billion or 3% from one year ago. Excluding the effect of foreign currency translation, assets grew by $8 billion.

Domestic retail lending operations continued to perform very well. Residential mortgage lending rose by a substantial $5 billion, accompanied by growth in personal revolving credit balances of $3 billion, as the Bank’s product offerings continued to deliver market share gains. Excluding the impact of foreign currency translation, International Banking’s loan balances also grew year over year, particularly in the Caribbean and Mexico. Scotiabank Inverlat experienced 46% growth in mortgages and personal lending, in part due to an acquisition of a portfolio of retail auto loans. In Scotia Capital, asset levels rose in trading operations, but continued to fall in corporate lending from a combination of a planned reduction and the high level of liquidity in the capital markets. Partially offsetting asset growth in these areas were underlying decreases in securities purchased under resale agreements and in investment securities.

Compared to the prior quarter, total assets declined by $4 billion, mainly from reductions in corporate lending, securities purchased under resale agreements and investment securities. However, residential mortgages and retail lending in Canada continued to grow strongly. As well, excluding foreign currency translation, there was solid business growth in the Bank’s international operations.

Total liabilities decreased $8 billion from the same quarter of the prior year, but after adjusting for foreign currency translation, they rose by $8 billion. Over the past year, deposits in the Bank’s popular Money Master account more than doubled to reach $7 billion, and current account balances grew by $3 billion.

The surplus of market value over book value in the Bank’s investment securities portfolio continued to grow, reaching $1,157 million at the end of the quarter. This was a significant increase of $454 million from October 31, 2003. Included in the surplus was an unrealized gain of $330 million relating to the Bank’s investment holding in Shinsei Bank in Japan. In February 2004, the Bank sold a portion of this investment in the initial public offering for a realized pre-tax gain of approximately $125 million.

Capital management

The Bank further increased its very strong capital position during the quarter. As at January 31, 2004, the Tier 1 ratio was 10.9%, up significantly from 10.0% a year ago. This ratio also rose by 10 basis points over the prior quarter, notwithstanding the redemption of $250 million of Tier 1 preferred shares.

The tangible common equity ratio (which represents common equity less goodwill and intangibles as a percentage of risk-weighted assets) was 9.2%, an increase of 70 basis points from last year, and above the ratios of other major Canadian banks.

Dividend

The Board of Directors announced on March 2, 2004, a stock dividend doubling the number of the Bank’s outstanding common shares and effectively achieving a two-for-one split of its common shares. The stock dividend is payable on April 28, 2004 to common shareholders of record at the close of business on April 6, 2004, with each outstanding whole common share being entitled to one additional common share. By doubling the number of common shares outstanding, there will be a corresponding reduction in the market price per share.

The Board of Directors also approved a quarterly dividend of 50 cents per common share to shareholders of record as of April 6, 2004. The payment date for the cash dividend is April 28, 2004, and is payable prior to the stock dividend. This cash dividend would be the equivalent of 25 cents per share on a split basis.

Outlook

We expect a more synchronized global economic recovery among industrial nations during 2004 and 2005. The U.S. will lead the revival among industrial nations by a substantial margin. A global recovery is good news for Canada and Mexico, given the importance of exports - especially to the United States - to both countries. A broad-based recovery is also good for many of Canada’s commodities producers. At the same time, a number of industries are facing transitional challenges, triggered by the rapid appreciation of the Canadian dollar and the need to improve productivity to compete effectively in the U.S. and other international markets.

Inflation is expected to remain well controlled in North America, allowing central banks to keep interest rates at historically low levels through 2004.

Despite the improving economic conditions in many of the Bank’s markets, we still face some challenges of margin pressure, foreign currency volatility and asset growth in business lending. Notwithstanding, we are confident that our overall strategies will enable us to achieve our performance targets for the coming year.

Forward-looking statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Business Line Review

Domestic Banking Business line income	For the three months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2004	October 31 2003	January 31 2003

Net interest income	$ 877	$ 878	$ 869
Provision for credit losses	(92)	(48)	(76)
Other income	417	406	371
Non-interest expenses	(764)	(844)	(716)
Provision for income taxes	(139)	(128)	(154)

Net income	$ 299	$ 264	$ 294

Other measures	For the three months ended

(Unaudited)	January 31 2004	October 31 2003	January 31 2003

Return on equity(2)	32.4%	29.2%	32.7%
Average assets ($ billions)	107	105	98

(1)	Refer to footnote (2) further below.
(2)	Refer to footnote (4) further below.

Highlights

Domestic Banking, which includes Wealth Management, generated net income of $299 million in the first quarter, an increase of 2% over last year’s solid results. Domestic Banking contributed 42% of the Bank’s total net income this quarter. Quarter over quarter, net income rose 13%, reflecting significantly lower expenses, partly offset by an increase in provisions for credit losses.

Net interest income was slightly above last year, as continued strong growth in both retail lending and core deposits was mostly offset by a lower margin. Residential mortgages and revolving credit remained the main contributors to asset growth. As well, business deposits recorded a significant increase.

Other income rose $46 million or 12% year over year, mainly from higher brokerage and related revenues, which continued to rebound with higher customer volumes. There were smaller increases in other categories, such as transaction-based and electronic banking fees.

Provisions for credit losses rose $16 million year over year, and $44 million compared to the prior quarter, mainly in the commercial portfolio due primarily to provisions taken against two accounts. Credit quality remained solid in the retail portfolio.

Operating expenses grew 7% from the same quarter last year, largely as a result of normal growth in salaries, higher performance and stock-based compensation and an increase in pension costs. In addition, mortgage acquisition expenses rose in line with volume growth. Operating expenses were 9% lower than the prior quarter, when higher litigation, performance-based compensation and technology-related expenses were incurred.

Other highlights:

-	Scotiabank led the major banks in year-over-year residential mortgage market share gains, as our innovative product lineup and industry-leading customer service, along with a continuation of low interest rates, resulted in strong growth from all distribution channels.

-	Based on the significant success of The Ultimate(R) GIC product, Scotiabank is now offering it within RSPs and RIFs. The Ultimate(R) GIC permits customers to take advantage of higher long-term interest rates at the time of purchase, and allows them to reinvest or withdraw a portion of the GIC at each anniversary date.

-	Scotiabank’s marketing programs continue to be recognized with a variety of important industry awards. We received four awards, including one gold, at the 2003 Canadian Marketing Association’s Awards Gala. Scotiabank was the only major bank to win an award.

-	Scotiabank continues to successfully grow the recently launched ican Invest(TM) Program. More than 30,000 customers are using the program to identify and achieve their financial goals by setting money aside on a regular basis and investing it in a selection of one-stop solutions, such as the Scotia Selected(TM) Funds, a series of six mutual fund portfolios comprising Scotiabank and Capital International mutual funds.

-	We continue to see strong growth in fee-based brokerage assets, which reached $6 billion, up 15% during the quarter.

-	RoyNat Capital, our merchant banking subsidiary, opened two more U.S. offices in Charlotte and Chicago, following early successes with our office in Cleveland. Our U.S. offices service Canadian companies seeking capital to finance expansion into the United States, and provide long-term financing to mid-market U.S. companies in our target industries.

Scotia Capital Business line income	For the three months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2004	October 31 2003	January 31 2003

Net interest income	$ 254	$ 279	$ 319
Provision for credit losses	(71)	(22)	(224)
Other income	332	295	349
Non-interest expenses	(241)	(245)	(229)
Provision for income taxes	(71)	(86)	(77)

Net income	$ 203	$ 221	$ 138

Other measures	For the three months ended

(Unaudited)	January 31 2004	October 31 2003	January 31 2003

Return on equity(2)	17.4%	18.5%	8.4%
Average assets ($ billions)	$ 112	$ 112	$ 122

(1)	Refer to footnote (2) further below.
(2)	Refer to footnote (4) further below.

Highlights

Scotia Capital reported earnings of $203 million in the first quarter, a significant increase of $65 million from a year ago, but a decline of $18 million from last quarter. ROE, at 17.4% for the quarter, was significantly ahead of the previous year, but slightly lower than last quarter. The improvement from last year was due largely to a significant reduction in credit losses in the U.S. and Europe corporate lending portfolios. The decrease from the previous quarter primarily reflected the low level of credit losses in that period.

Total revenues fell 12% compared to a year ago because of foreign currency translation and reductions in North American lending volumes. Revenues from capital markets, precious metals, foreign exchange trading and underwriting continued to be strong, resulting in a 2% growth in total revenues from last quarter.

The provision for credit losses was $71 million, significantly lower than last year, but $49 million above last quarter, which included the benefit of several provision reversals due to loan sales and loans returning to performing status. Strong capital markets continue to create opportunities for the Bank to sell loans at favourable prices and for borrowers to refinance. Overall, provisions for loan losses for the year should be below 2003 levels.

Total expenses rose 5% from last year reflecting higher performance- related compensation. However, they fell 2% from last quarter, primarily due to lower severance costs and professional fees, partly offset by higher performance-related compensation.

Other highlights:

-	Scotia Capital earned the No. 1 ranking in debt underwriting and the No. 1 ranking in total debt and equity financings for 2003 in Canada for Canadian companies, as reported by Bloomberg. - In 2003, we were the No. 1 Canadian bank in the global syndicated lending market (arranger/agent full credit volume basis), as reported by Loan Pricing Corporation.

-	In 2003, we were the No. 1 Canadian bank in the global syndicated lending market (arranger/agent full credit volume basis), as reported by Loan Pricing Corporation.

-	Scotia Capital’s interest rate derivatives team ranked No. 1 on the Quality Index, No. 1 for Overall Market Share and No. 1 for Overall Market Penetration in a third-party market survey of interest rate derivatives in Canada.

-	Scotia Capital held a successful conference for analysts and investors on January 22, as members of Scotia Capital’s management team, along with the Bank’s head of credit risk management, reviewed the key businesses. The conference was well received by the investment community.

-	We were the co-lead underwriter of $800 million in bank debt facilities and the joint bookrunner of a US$350 million, 10-year, high-yield bond offering, proceeds of which funded Alimentation Couche-Tard Inc.’s $1.1 billion cross-border acquisition of Circle K stores.

-	Scotia Capital was the co-lead manager for Cineplex Galaxy’s $194 million initial public offering of income trust units, and the co-lead arranger and administrative agent of the accompanying $170 million senior credit facility. We were also appointed sole advisor and lead hedge arranger for the client’s interest rate hedging program.

-	Scotia Capital was awarded the joint lead arranger and joint-bookrunner role in the $500 million recapitalization of Weight Watchers’ existing senior credit facilities.

-	Scotia Capital was the exclusive financial advisor for Dorel Industries Inc.’s US$310 million acquisition of Pacific Cycle LLC. In addition, we were a significant participant in the senior bank syndicate for the acquisition financing.

International Banking

Business line income	For the three months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2004	October 31 2003	January 31 2003

Net interest income	$ 448	$ 494	$ 527
Provision for credit losses	(7)	(45)	(28)
Other income	174	192	193
Non-interest expenses	(390)	(404)	(411)
Provision for income taxes	(39)	(47)	(61)
Non-controlling interest in
net income of subsidiaries	(23)	(34)	(53)

Net income	$ 163	$ 156	$ 167

Other measures	For the three months ended

(Unaudited)	January 31 2004	October 31 2003	January 31 2003

Return on equity(2)	19.4%	19.1%	20.0%
Average assets ($ billions)	$ 48	$ 49	$ 57

(1)	Refer to footnote (2) further below.
(2)	Refer to footnote (4) further below.

Highlights

International Banking reported net income of $163 million this quarter, a modest decline of $4 million or 3% from last year. However, excluding the impact of the stronger Canadian dollar, net income rose $40 million. Quarter over quarter, earnings grew $7 million, notwithstanding the further strengthening of the Canadian dollar.

Scotiabank Inverlat’s contribution increased substantially over last year and last quarter as a result of the continued strong growth in retail loans and deposits, and utilization of tax loss carryforwards. In addition, the acquisition of an additional 36% share of Inverlat in 2003 contributed to the year-over-year increase. The results of the remaining operations in Latin America were on par with last year, but fell from last quarter as a result of provision reversals related to Argentina in that period.

There was good underlying growth in retail loans and deposits in the Caribbean; however, due to the effect of foreign currency translation, earnings fell 11% below last year. Net income improved from last quarter as a result of a decline in credit losses and lower expenses.

In Asia, net income fell below both last year and last quarter primarily due to the marked-to-market adjustment relating to derivatives that no longer qualified for hedge accounting beginning this quarter (refer to details of new accounting policies in Note 1). Underlying earnings were stable with moderate asset growth and minimal credit losses.

Other highlights:

-	Scotiabank Inverlat continued to show strong growth in retail lending, with the highest market share in both bank-financed automotive (31%) and residential mortgage (29%) lending. As well, we launched a personal line of credit product (ScotiaLine), which is new to the Mexican marketplace.

-	In Mexico, Scotiabank Inverlat teamed up with First Data Corp. to launch ScotiaPOS, a new merchant services alliance that will enhance merchant processing services. Under the terms of the 10-year agreement, First Data assumes management of Scotiabank Inverlat’s merchant credit card processing operations, as well as related sales and marketing activities.

-	In the Caribbean and Central America, we continue to expand our ABM network, a key part of our delivery platform. We added more than 60 ABMs in Q1, bringing the total number in the region to 472.

-	The 2003 CID Gallup Consumer Usage and Attitudes Study revealed that Scotiabank de Costa Rica is the best-rated bank for quality of service for the second consecutive year. Our high standard of customer service is the reason Scotiabank is ranked number one in the financial sector.

-	In the Dominican Republic, we completed the integration of the acquired Banco Intercontinental branches, with 33 branches upgraded and rebranded as Scotiabank. As well, we issued new credit cards for the 70,000 accounts acquired as part of this investment, making us one of the largest card issuers in the country.

-	To improve operating efficiency and increase sales capacity, we completed the implementation of the ScotiaGlobe core banking system in the Bahamas. The new system will be installed across the Caribbean by the end of the year.

Other(1) Business line income	For the three months ended

(Unaudited) ($ millions) (Taxable equivalent basis)(2)	January 31 2004	October 31 2003	January 31 2003

Net interest income(3)	$(99)	$(135)	$(172)
Provision for credit losses	—	(5)	3
Other income	117	114	121
Non-interest expenses	(11)	(1)	1
Provision for income taxes(3)	66	79	64
Non-controlling interest
in net income of subsidiaries	(34)	(33)	(21)

Net income	$ 39	$ 19	$ (4)

Other measures	For the three months ended

(Unaudited)	January 31 2004	October 31 2003	January 31 2003

Average assets ($ billions)	$ 16	$ 17	$ 17

Highlights

Other segments reported a profit of $39 million for the quarter, including $24 million from the revaluation of net future income tax assets following the Ontario government’s reversal of previously enacted tax rate reductions. As well, in Group Treasury, there were higher gains on the sale of investment securities, and an increase in net interest income, reflecting the marked-to-market adjustment for certain derivatives that no longer qualified as hedges under the new accounting rules.

Total Business line income	For the three months ended

(Unaudited) ($ millions)	January 31 2004	October 31 2003	January 31 2003

Net interest income	$ 1,480	$ 1,516	$ 1,543
Provision for credit losses	(170)	(120)	(325)
Other income	1,040	1,007	1,034
Non-interest expenses	(1,406)	(1,494)	(1,355)
Provision for income taxes	(183)	(182)	(228)
Non-controlling interest in
net income of subsidiaries	(57)	(67)	(74)

Net income	$ 704	$ 660	$ 595

Other measures	For the three months ended

(Unaudited)	January 31 2004	October 31 2003	January 31 2003

Return on equity (4)	19.4%	18.6%	16.6%
Average assets ($ billions)	283	283	294

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	The Bank, like many banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2004 ($68), October 31, 2003 ($68), and

January 31, 2003 ($68), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

Geographic Highlights

Other measures	For the three months ended

(Unaudited)	January 31 2004	October 31 2003	January 31 2003

Net income ($ millions)
Canada	$ 470	$ 379	$ 431
United States	78	74	48
Other international	184	240	150
Corporate adjustments	(28)	(33)	(34)

	$ 704	$ 660	$ 595

Average assets ($ billions)
Canada	$ 185	$ 181	$ 170
United States	25	27	40
Other international	70	72	80
Corporate adjustments	3	3	4

	$ 283	$ 283	$ 294

Other Initiatives

Electronic Banking

-	In November, Scotiabank became the first Canadian financial institution to distribute new EMV-compliant VISA chip cards in a pilot in Barrie, Ontario. EMV chip technology provides numerous security enhancements and enables card issuers to build customer-focused applications, such as loyalty programs, right into the card.

-	Scotiabank has increased accessibility and improved customer service through the use of voice recognition technology. For example, customers can now reset their password or add a new bill payment company to their profile using this technology.

Employees and Human Resources

-	Four of Scotiabank’s executive vice-presidents - Deborah Alexander, General Counsel and Secretary; Alberta Cefis, Retail Lending Services; Sylvia Chrominska, Human Resources; and Peggy Mulligan, Systems & Operations - were named on November 27, to the top 100 list of Canada’s Most Powerful Women, developed by the Women’s Executive Network and the University of Western Ontario’s Richard Ivey School of Business. This was the highest representation from any single organization.

Community Involvement

-	More than 1,000 Grade 9 students across Canada explored career options on November 4 during Take Our Kids to Work Day. The national job shadowing program, sponsored by the Learning Partnership and corporations, including Scotiabank, brings parents, education and business together to give students a firsthand look at the working world. At Scotiabank’s Toronto offices, visiting students learned about the wide range of career options available through the Bank, ranging from graphic artists to security experts, as well as the traditional finance-related jobs.

-	Scotiabank President and CEO Rick Waugh took part in a ceremonial blanket dance at Scotia Plaza on November 20, which raised more than $25,000 for the Native Canadian Centre of Toronto and Mishkaowjiwan, the Native Centre Foundation. The Bank donated $10,000 to the centre as part of the event.

-	In November, Toronto Special Events received five major awards at the International Festivals and Events Association Pinnacle Awards competition, which recognize outstanding examples of special events promotion. The 36th annual Cavalcade of Lights, presented by Scotiabank, took the gold trophy for the Best Full Length TV Program (Local) and a silver trophy for Best Photograph. Designs in Ice, a three-day ice carving exhibition and competition, also presented by Scotiabank, won the silver trophy for Single New Sponsorship Program.

-	Dr. Carleen Allen, a recent graduate of the University of the West Indies, won the inaugural Scotiabank Jamaica Award for Pediatrics for outstanding performance in her final examinations. Dr. Allen, who competed with more than 100 of her classmates, received US$2,500.

-	Employees across Canada were enthusiastic participants in their local United Way/Centraide campaigns. The largest campaign was in the Greater Toronto Area, where on January 8, President and CEO Rick Waugh presented a cheque for $4.7 million to the United Way on behalf of the Bank and its employees - the Bank’s largest-ever donation to the charity. Later that month, Scotiabank received the Employee Campaign of the Year award at the United Way Spirit Awards. In Vancouver, the Bank was once again the title sponsor of the Scotiabank and United Way Spirit Awards breakfast, held January 21. Vancouver-area employees also raised a record $330,000 for this year’s campaign.

Interim Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended

(Unaudited) ($ millions)	January 31 2004	October 31 2003	January 31 2003

Interest income
Loans	$ 2,300	$ 2,339	$ 2,622
Securities	684	654	734
Deposits with banks	98	100	122

	3,082	3,093	3,478

Interest expense
Deposits	1,235	1,211	1,411
Subordinated debentures	26	26	45
Other	341	340	479

	1,602	1,577	1,935

Net interest income	1,480	1,516	1,543
Provision for credit losses (Note 6)	170	120	325

Net interest income after provision
for credit losses	1,310	1,396	1,218

Other income
Card revenues	61	58	55
Deposit and payment services	155	148	150
Mutual funds	41	41	41
Investment management, brokerage
and trust services	125	122	111
Credit fees	146	158	174
Trading revenues	152	107	157
Investment banking	161	165	169
Net gain on investment securities	70	66	11
Securitization revenues	28	26	51
Other	101	116	115

	1,040	1,007	1,034

Net interest and other income	2,350	2,403	2,252

Non-interest expenses
Salaries and staff benefits	841	853	806
Premises and technology	281	305	274
Communications	59	61	64
Advertising and business development	47	55	47
Professional	29	40	30
Business and capital taxes	37	33	37
Other	112	147	97

	1,406	1,494	1,355

Income before the undernoted	944	909	897
Provision for income taxes	183	182	228
Non-controlling interest in
net income of subsidiaries	57	67	74

Net income	$ 704	$ 660	$ 595

Preferred dividends paid and other	20	10	27

Net income available to common
shareholders	$ 684	$ 650	$ 568

Average number of common shares outstanding (thousands):
Basic	505,392	505,865	504,503
Diluted	513,704	514,170	512,251

Earnings per common share (in dollars):
Basic	$ 1.35	$ 1.28	$ 1.12
Diluted	$ 1.33	$ 1.26	$ 1.11

Dividends per common share
(in dollars)	$ 0.50	$ 0.44	$ 0.40

Consolidated Balance Sheet

	As at

(Unaudited) ($ millions)	January 31 2004	October 31 2003	January 31 2003

Assets
Cash resources
Cash and non-interest-bearing deposits
with banks	$ 1,361	$ 1,373	$ 1,431
Interest-bearing deposits with banks	15,363	17,111	14,051
Precious metals	2,127	2,097	2,264

	18,851	20,581	17,746

Securities
Investment	18,288	20,293	21,514
Trading	44,439	42,899	35,280

	62,727	63,192	56,794

Loans
Residential mortgages	62,583	61,646	56,902
Personal and credit cards	27,046	26,277	23,788
Business and governments	63,155	64,313	75,321
Securities purchased under resale
agreements	19,266	22,648	27,359

	172,050	174,884	183,370
Allowance for credit losses (Note 6)	3,257	3,217	3,639

	168,793	171,667	179,731

Other
Customers’ liability under acceptances	6,887	6,811	8,312
Land, buildings and equipment	1,863	1,944	2,070
Trading derivatives’ market valuation	15,547	15,308	17,735
Goodwill	280	270	292
Other intangible assets	276	284	297
Other assets	6,227	5,835	6,611

	31,080	30,452	35,317

	$ 281,451	$ 285,892	$ 289,588

Liabilities and shareholders’ equity
Deposits
Personal	$ 78,328	$ 76,431	$ 76,551
Business and governments	89,463	93,541	89,946
Banks	24,009	22,700	26,161

	191,800	192,672	192,658

Other
Acceptances	6,887	6,811	8,312
Obligations related to securities
sold under repurchase agreements	24,144	28,686	27,232
Obligations related to securities
sold short	9,911	9,219	9,198
Trading derivatives’ market valuation	15,160	14,758	16,608
Other liabilities	13,810	14,145	15,104
Non-controlling interest
in subsidiaries	2,316	2,326	1,919

	72,228	75,945	78,373

Subordinated debentures	2,664	2,661	3,852

Shareholders’ equity
Capital stock
Preferred shares	550	800	1,050
Common shares and contributed surplus	3,115	3,141	3,024
Retained earnings	12,144	11,747	10,691
Cumulative foreign currency translation	(1,050)	(1,074)	(60)

	14,759	14,614	14,705

	$ 281,451	$ 285,892	$ 289,588

Consolidated Statement of Changes in Shareholders’ Equity

	For the three months ended

(Unaudited) ($ millions)	January 31 2004	January 31 2003

Preferred shares Bank:
Balance at beginning of period	$ 550	$ 1,025
Redeemed	(250)	(225)

Balance at end of period	300	800
Scotia Mortgage Investment Corporation	250	250

Total	550	1,050

Common shares and contributed surplus Common shares:
Balance at beginning of period	3,140	3,002
Issued	26	30
Purchased for cancellation	(4)	(9)

Balance at end of period	3,162	3,023
Contributed surplus: Fair value of stock options	1	1
Common shares purchased for trading (Note 1)	(48)	—

Total	3,115	3,024

Retained earnings
Balance at beginning of period	11,747	10,398
Net income	704	595
Dividends: Preferred	(10)	(18)
Common	(253)	(202)
Purchase of shares and premium on redemption	(44)	(77)
Other	—	(5)

Balance at end of period	12,144	10,691

Cumulative foreign currency translation
Balance at beginning of period	(1,074)	102
Net unrealized foreign exchange translation
gains/(losses)(1)	24	(162)

Balance at end of period	(1,050)	(60)

Total shareholders’ equity at end of period	$ 14,759	$ 14,705

(1)	Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $162 (January 31, 2003 - $(260)) and gains/(losses) from related foreign exchange hedging activities of $(138) (January 31, 2003 - $98).

Condensed Consolidated Statement of Cash Flows

	For the three months ended

Sources and (uses) of cash flows (Unaudited) ($ millions)	January 31 2004	January 31 2003

Cash flows from operating activities
Net income	$ 704	$ 595
Adjustments to net income to determine
cash flows	123	331
Net accrued interest receivable and payable	(41)	209
Trading securities	(1,465)	(1,106)
Trading derivatives’ market valuation, net	161	(830)
Other, net	(104)	(533)

	(622)	(1,334)

Cash flows from financing activities
Deposits	(2,281)	(897)
Obligations related to securities sold under
repurchase agreements	(4,573)	(3,707)
Obligations related to securities sold short	692	500
Capital stock issued	26	30
Capital stock redeemed/purchased
for cancellation or trading, net	(346)	(311)
Cash dividends paid	(263)	(220)
Other, net	(296)	431

	(7,041)	(4,174)

Cash flows from investing activities
Interest-bearing deposits with banks	2,190	2,408
Loans, excluding securitizations	2,442	2,842
Loan securitizations	967	749
Investment securities, net	2,281	(338)
Land, buildings and equipment, net of disposals	(24)	(20)

	7,856	5,641

Effect of exchange rate changes on cash
and cash equivalents	17	(30)

Net change in cash and cash equivalents	210	103
Cash and cash equivalents at beginning of period	897	589

Cash and cash equivalents at end of period	$ 1,107	$ 692

Represented by:
Cash and non-interest-bearing deposits
with banks	$ 1,361	$ 1,431
Cheques and other items in transit,
net liability	(254)	(739)

Cash and cash equivalents at end of period	$ 1,107	$ 692

Cash disbursements made for:
Interest	$ 1,726	$ 1,964
Income taxes	$ 164	$ 123

Notes to the Interim Consolidated Financial Statements (Unaudited):

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003, as set out in the 2003 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1. Certain comparative amounts have been reclassified to conform with current period’s presentation.

1.	New accounting policies:

Hedging

Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the Canadian Institute of Chartered Accountants (CICA). This guideline establishes certain qualifying conditions for the use of hedge accounting, which are more stringent and formalized than prior standards. Income and expenses on derivative instruments designated and qualifying as hedges under this guideline are recognized in the Consolidated Statement of Income in the same period as the related hedged item. Asset-liability management (non-trading) derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income - other.

The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank’s results of operations for the quarter.

Generally accepted accounting principles (GAAP)

Effective November 1, 2003, the Bank, as required, prospectively adopted a new CICA standard for financial reporting. This standard formalizes the Canadian GAAP framework and specifies that industry practice is no longer recognized as a source of GAAP. The effect of adopting this standard on these financial statements is set out below.

Computer software development costs

Effective November 1, 2003, certain costs incurred for software development are capitalized and amortized over the useful life of the software. Previously, these costs were expensed as incurred. For the three months ended January 31, 2004, the amount capitalized, net of related amortization, was $10 million.

Common shares

The Bank’s broker-dealer subsidiary, as permitted by Bank Act regulations, trades in the Bank’s shares. In prior periods, these were recorded in trading securities. Effective November 1, 2003, trades in the Bank’s shares are accounted for as capital transactions in shareholders’ equity. As at January 31, 2004, the Bank’s broker-dealer subsidiary held $48 million of the Bank’s common shares, which were recorded as a reduction to the Bank’s issued share capital.

Mortgage prepayment fees

In prior periods, mortgage prepayment fees were deferred by the Bank and amortized over the remaining term of the original mortgage. As at October 31, 2003, deferred mortgage prepayment fees of $75 million were recorded in other liabilities. Effective November 1, 2003, the Bank recognizes mortgage prepayment fees in income unless only minor modifications (based on a present value cash flow test) were made to the mortgage. During the quarter, deferred fees of $5 million relating to customers who had transferred their mortgage to another financial institution were recognized in income. The Bank continues to evaluate the remaining fees to determine whether they should continue to be deferred and amortized, or recognized immediately in income.

Other

The Bank continues to evaluate the presentation of certain asset and liability balances on the Consolidated Balance Sheet. The presentation of cheques and other items in transit on a net basis and recording securities transactions on settlement dates are the remaining items under review. The impact of these changes is not expected to be material to the consolidated financial statements.

2.	Future accounting changes:

Consolidation of variable interest entities (VIEs) In January 2004, the CICA announced its intention to update the VIE accounting guideline, previously issued in June 2003, to harmonize with the December 2003 revisions to the U.S. VIE accounting standard. Under these revisions, the Bank does not expect to be required to consolidate most of the mutual funds it sponsors, nor its personal and corporate trust structures. Apart from this change, the disclosure of the estimated financial statement impact described in Note 2 to the consolidated financial statements for the year ended October 31, 2003, continues to apply. As implementation issues are addressed and revisions to the accounting guideline are made, the estimated impact of this new guideline may change.

Liabilities and equity

In January 2004, the CICA issued a new pronouncement amending the accounting for certain financial instruments, which have the characteristics of both a liability and equity. This pronouncement requires certain contractual obligations that can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than as equity. This change in accounting would be applied retroactively, with restatement of comparative amounts, and is effective for the Bank’s interim financial statements commencing November 1, 2004.

The Bank expects that the $250 million of preferred shares issued by Scotia Mortgage Investment Corporation and $2.0 billion of Scotiabank Trust Securities will be reclassified from shareholders’ equity and non-controlling interest in subsidiaries, respectively, to liabilities. This will not impact the Bank’s capital ratios, as the Superintendent of Financial Institutions Canada has confirmed that these existing securities will remain eligible as Tier 1 capital.

3.	Sales of loans through securitizations

During the quarter, the Bank securitized residential mortgages of $975 million (January 31, 2003 - $760 million) through the creation of mortgage-backed securities, and received net cash proceeds of $967 million (January 31, 2003 - $749 million). A net gain on sale of $12 million (January 31, 2003 - $11 million) was recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected, as the mortgages are insured.

4.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business line income tables.

5.	Significant capital transactions

In the first quarter, the Bank initiated a new normal course issuer bid to purchase up to 25 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2005, or the date the Bank completes its purchases. During the quarter, the Bank purchased 0.6 million common shares at an average cost of $63.34.

On January 28, 2004, the Bank redeemed $250 million Series 11 Non-cumulative Preferred Shares. These shares were redeemed at a price of $26 per share, which included a premium of $1 per share.

6.	Allowance for credit losses

The following table summarizes the change in the allowance for credit losses, segregated among specific, country risk and general allowances.

	For the three months ended

($ millions)	Specific allowance		Country risk allowance	General allowance	January 31 2004	January 31 2003

Balance at
beginning
of period	$ 1,719		$ 386	$1,475	$ 3,580	$ 3,848
Presented with
securities	—		(363)	—	(363)	—
Reclassified to
specific
allowance	23		(23)	—	—	—
Write offs	(177)		—	—	(177)	(77)
Recoveries	40		—	—	40	49
Provision for
credit losses	170		—	—	170	325
Other, including
foreign exchange
adjustment	20		—	—	20	(60)

Balance at the
end of period	$ 1,719	(1)	$ —	$ 1,475	$ 3,270 (1)	$ 4,085

(1)	Includes $13 (January 31, 2003 - nil) which has been recorded in other liabilities.

7.	Subsequent event

On March 2, 2004, the Bank’s Board of Directors announced a stock dividend of one common share for each of its issued and outstanding common shares. The effect is the same as a two-for-one stock split of its common shares. The record date for the stock dividend is April 6, 2004, effective immediately after the record date of the cash dividend declared of 50 cents per common share. The earnings and dividends per common share figures will be restated in the Consolidated Statement of Income after the record date, as follows:

For the three months ended

(Unaudited)	January 31 2004	October 31 2003	January 31 2003

Net income available to common
shareholders ($ millions)	$ 684	$ 650	$ 568
Average number of common shares
outstanding (thousands):
Basic	1,010,784	1,011,730	1,009,006
Diluted	1,027,409	1,028,340	1,024,502

Earnings per common share (in dollars):
Basic	$ 0.68	$ 0.64	$ 0.56
Diluted	$ 0.67	$ 0.63	$ 0.55

Dividends per common share
(in dollars)	$ 0.25	$ 0 .22	$ 0.20

Share Capital (thousands of shares)	January 31, 2004

Preferred shares outstanding: Series 12	12,000
Class A preferred shares issued by
Scotia Mortgage Investment Corporation	250

Series 2000-1 trust securities issued by
BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by
Scotiabank Capital Trust	750	(1)
Series 2003-1 trust securities issued by
Scotiabank Capital Trust	750	(1)

Common shares outstanding	505,575	(2)

Outstanding options granted under the Stock Option
Plans to purchase common shares	24,052	(3)

(1)	Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

(2)	Included are 715 shares held by the Bank’s broker-dealer (refer to Note 1 above, of this report).

(3)	Included are 7,494 stock options with tandem SAR features.

Further details are available in Notes 13 and 14 of the October 31, 2003, consolidated financial statements presented in the 2003 Annual Report, and Note 5 above, of this report.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2004

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 6	April 28
July 6	July 28
October 5	October 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, March 2, 2004, at 2:30 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-3911 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations(at)scotiabank.com.

A telephone replay of the conference call will be available from March 2, 2004, to March 16, 2004, by calling (416) 640-1917 and entering the identification code 21034320 followed by the number sign. The archived audio webcast will be available on the Bank’s website for three months.

Contact information Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-5982 Fax: (416) 866-7867 E-mail: investor.relations(at)scotiabank.com

Media:

For other information and for media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925 Fax: (416) 866-4988 E-mail: corpaff(at)scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1 Telephone: 1-800-564-6253 Fax: 1-888-453-0330 E-mail: caregistryinfo(at)computershare.com

Co-Transfer Agent (U.S.A.) Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado 80401 U.S.A. Telephone: 1-800-962-4284

Co-Transfer Agent (United Kingdom) Computershare Investor Services PLC The Pavilions Bridgwater Road Bedminster Down Bristol BS99 7NH United Kingdom Telephone: +44 870 702 0003 Fax: +44 870 703 6101

For other shareholder enquiries, please contact the Secretary’s Department:

Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-4790 Fax: (416) 866-5090 E-mail: corporate.secretary(at)scotiabank.com

Rapport trimestriel disponible en version française

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability. >>

%SEDAR: 00001289EF

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/For further information: Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808; Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982; David Scott, Public Affairs, (416) 866-6203/